

December 7, 2012

Via E-mail
Mr. Gregory R. Andrews
Chief Financial Officer
Ramco-Gershenson Properties Trust
31500 Northwestern Highway, Suite 300
Farmington Hills, MI 48334

<table>
<tr><td>RE:</td><td>Ramco-Gershenson Properties Trust
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 8, 2012
File No. 1-10093</td></tr>
</table>

Dear Mr. Andrews:

We have reviewed your response letter dated November 30, 2012, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 23

Funds from Operations, page 38

1. We have reviewed your response to prior comment 1. Please revise in future periodic filings to include all disclosures required by Item 10(e) of Regulation S-K, including Item 10(e)(1)(i)(C) through (D) for your non-GAAP measure "FFO, excluding items above" as disclosed on page 39. Please provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3694 with any questions.

Sincerely,

/s/ Jonathan Wiggins

Jonathan Wiggins
Staff Accountant